Exhibit 17.1

Dear ClimateRock board,

I am no longer in a position to stay on the board of ClimateRock as a non executive director, and would like to notify that I am hereby tendering my resignation from the board and as member of committees with immediate effect.

For me it is not acceptable that the company has had a recent lapse in its D&O insurance and that I was not informed about this. Despite granting reasonable opportunity to the management to remedy the situation including providing a cover for the lapsed period and providing proof of coverage with a new D&O insurance including specific policy terms, this has not yet taken place. I have consistently asked for more than a week for such remedy and followed up, and seen from my perspective I have given enough time to wait for such remedy, which has not been produced. Consequently I cannot continue to serve on the board nor in the boards committees. Please confirm that this note is recorded in the minutes of the meeting board of directors and properly filed as an exhibit to the form 8-K to inform the SEC.

Best regards,

Niels Brix